Exhibit 99.1

PRESS RELEASE

Borqs Technologies Receives Nasdaq Extension to Satisfy Minimum Bid Price Requirement

Santa Clara, California, June 7, 2023 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of 5G wireless and Internet of Things (IoT) solutions, announces that The Nasdaq Stock Market LLC (“Nasdaq”) has provided written notice dated June 2, 2023, that the Company is eligible for an extension until October 24, 2023, to regain compliance with Nasdaq’s minimum $1 bid price requirement, as set forth in Nasdaq’s Listing Rule 5550(a)(2) (the “Bid Price Rule”). The Company has explained to the Nasdaq Panel that the sale of our solar subsidiary, Holu Hou Energy LLC (“HHE”) may bring forth a significant liquidity position and can positively affect our stock price.

"The Company believes that since HHE has several hundred million dollars of PPA contract bookings, the sale of our equity in HHE may generate a significant amount of cash for the Company,” said Pat Chan, the Company’s CEO.

The Company has provided written notice, as required by Nasdaq, of our intention to cure the deficiency during the period by the sale of our subsidiary and also by effecting a reverse stock split, if necessary. Compliance can be attained during this additional time period if the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days before October 24, 2023.

About Borqs Technologies, Inc.

Borqs Technologies (Nasdaq: BRQS, “Borqs”, or the “Company”) is a global leader in software and products for the IoT, providing customizable, differentiated, and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio. Borqs’ unique strengths include its Android Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage, and system performance optimization, suitable for large and low volume customized products, and is also currently in development of 5G products for phones and hotspots.

Website: www.borqs.com.

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “forecasts”, “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should”, “estimates” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that the positive financial results from the proposed divestment as described herein may not be realized, and the negative impact of the COVID-19 pandemic on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou

Vice President of Corporate Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com